

Mail Stop 7010

November 15, 2005

Steven S. Elbaum
Chairman of the Board and Chief Executive Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

      Re: The Alpine Group, Inc.
                PRE 14A filed November 2, 2005
                File No. 000-02249

Dear Mr. Elbaum:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Schedule14A filed November 2, 2005</u>

<u>General</u>

1. Please revise to provide unaudited financial statements for Essex Electric Inc., given that the transaction appears to constitute the disposition of a significant business of Alpine. Refer to Section H. Question 6 of the Third Supplement to our Telephone Interpretations at <u>http://www.sec.gov/interps/telephone/phonesupplement3.htm</u>.

2. Please disclose how Southwire intends to finance the asset sale price. We note Section 4.5 of the Asset Purchase Agreement. Please also disclose whether Southwire has a signed agreement in place to finance the cash payment, such that financing is assured. See Instruction 2 to Item 14 of Schedule 14A.

3. Please be advised that a manually signed copy of the accountant's report must be filed with your definitive proxy statement. See Instruction 5 to Item 14 of Schedule 14A.

4. Please revise to include a summary term sheet as required by Item 14(b)(1) of Schedule 14A.

5. Revise to include the contact information for the parties to the transaction as required by Item 14(b)(2) of Schedule 14A.

6. Please revise to provide a brief statement as to the accounting treatment of the transaction or confirm to us that this is not material. Refer to Item 1004(a)(2)(vi) of Regulation M-A.

7. Please revise to present information concerning the use of the proceeds from the sale of assets in a separately captioned section entitled Use of Proceeds. We note your disclosure under "Alpine and Essex Following the Asset Sale." Please revise to break up this discussion into "Use of Proceeds" and "Conduct of Business Following the Asset Sale" in order to more clearly present this information.

Background of the Asset Sale, page 12

8. Please tell us whether any report, opinion, or appraisal regarding the asset sale was obtained by The Alpine Group. If so, please include the information required by Item 14(b)(6) of Schedule 14A.

9. Please confirm supplementally that projections were not given to Southwire or the three other parties interested in acquiring Essex, or include them in the filing. We note the disclosure on page 13 that three parties contacted Alpine regarding potentially acquiring Essex, confidentiality agreements were entered into with two of these parties, and certain information concerning Essex's business was provided to the parties.

10. Please revise throughout this section to disclose in more detail the negotiation of the principal terms of the transaction, including price. For example, we note the fifth paragraph on page 12. Please expand the discussion of how Southwire modified the terms of the sale to be more acceptable to Essex. For example, state

Mr. Steven S. Elbaum
The Alpine Group, Inc.
November 15, 2005
page 3

the initial price offered by Southwire and disclose how the price and terms were
modified. Please use quantification in your revised disclosure.

Recommendation of Alpine's Board; Reasons for the Asset Sale; Vote Required, page 13

11. Please revise the discussion on page 14 regarding the amount of votes required to
approve the asset sale to disclose the number of votes permitted for the common
shares and the preferred shares. We note the summary discussion on page 10
regarding the preferred stockholders voting as if the preferred stock converted
into common stock.

Unaudited Pro Forma Condensed Financial Information, page 16

12. Update this information as necessary for the quarter ended September 30, 2005.

The Asset Purchase Agreement, page 16

13. Please delete the statement that the description of the asset purchase agreement
"does not purport to be complete" and is "qualified in its entirety" by the text in
Annex I as it implies you have not described the material terms of the agreement.

14. Please revise throughout to provide more detail so that stockholders who are not
familiar with this transaction may better understand the Asset Purchase
Agreement. For example, you refer to "certain obligations and liabilities" and
"certain other obligations and liabilities" on page 17 under "Liabilities to be
Assumed by Southwire." Revise to delete the word "certain" and briefly describe
these obligations and liabilities. Please make a similar revision where you refer to
"certain liabilities" in (iii) on page 18 under "Sale Price and Adjustments."

Representations and Warranties, page 18

15. We note your statements that the "representations and warranties were made
solely for purposes of the contract between Essex and Southwire and may be
subject to important qualifications and limitations…" and that the representations
and warranties "may not be accurate or complete as of any specified date…."
Please include disclosure acknowledging that if specific material facts exist that
contradict the representations or warranties in the asset purchase agreement, you
will provide corrective disclosure.

16. We note your statement that "stockholders should not rely on the representations
and warranties as statements of factual information." Please revise as appropriate
to remove the implication that the referenced Asset Purchase Agreement does not
constitute a public disclosure.

Incorporation by Reference, page 25

> 17. Please update this section to incorporate by reference the Form 10-Q for the quarter ended September 30, 2005.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or in her absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Henry O. Smith
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036-8299